UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017

001-35878

(Commission File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Extension Amendment to Intelsat Jackson Holdings S.A.’s Senior Secured Credit Agreement

On December 14, 2017, Intelsat S.A.’s (the “Company”) indirect wholly-owned subsidiary, Intelsat Jackson Holdings S.A. (“Intelsat Jackson”), obtained the requisite lender approval for an amendment to its senior secured credit agreement which governs its approximately $3.1 billion senior secured term loan facility (the “Term Loans”). The Company expects to close the amendment during the week of January 1, 2018, subject to customary closing conditions. The amendment is expected to (a) extend the maturity of the existing Tranche B-2 Term Loans through a refinancing of the Tranche B-2 Term Loans with new incremental floating rate term loans (the “Floating Rate Loans”) and new incremental fixed rate term loans (the “Fixed Rate Loans”) and (b) effect certain other related amendments to the senior secured credit agreement. The Floating Rate Loans are expected to have an applicable interest rate margin of 4.5% for London InterBank Offering Rate loans and 3.5% for base rate loans. The Fixed Rate Loans are expected to have an interest rate of 6.625%. The Floating Rate Loans and Fixed Rate Loans are subject to a make-whole premium prior to the date that is two years and six months following the closing date of the amendment and prepayment premiums thereafter.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTELSAT S.A.

Date: December 15, 2017	By:	/s/ Jacques Kerrest
	Name:	Jacques Kerrest
	Title:	Executive Vice President & Chief Financial Officer